                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                _________________

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 23)/1/


                                ETHYL CORPORATION
                                -----------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of class of securities)

                                   297659-10-4
                                   -----------
                                 (CUSIP NUMBER)

 Check the following box to designate the rule pursuant to which this Schedule is filed:

                                [_] Rule 13d-1(b)

                                [_] Rule 13d-1(c)

                                [X] Rule 13d-1(d)

__________________

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 Pages

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---------------------------                            -----------------------
  CUSIP NO. 297659 10 4                 13G             Page 2 of 7 Pages

---------------------------                            -----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

      Bruce C. Gottwald
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                         Yes  (a) [_]
                                                           No   (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION*
 4
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          4,501,220
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             620,985
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          4,501,220
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          620,985
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      5,122,205
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10                                                                  [X]

      268,603 shares held by foundation; 4,707,787 shares owned by  adult sons
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      6.14%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT*

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Item 1(a)      Name of Issuer:

               ETHYL CORPORATION

Item 1(b)      Address of Issuer's Principal Executive Offices:

               330 South Fourth Street, Richmond, Virginia 23219

Item 2(a)      Name of Persons Filing:

               Floyd D. Gottwald, Jr. and Bruce C. Gottwald

               *The filing of this Amendment No. 23 reflects that Floyd D. Gottwald and his brother, Bruce C. Gottwald have begun to report their holdings of the common stock, $.01 par value (the "Common Stock") of Ethyl Corporation (the "Issuer"), separately. Because there is no agreement between Floyd D. Gottwald, Jr. and Bruce C. Gottwald with respect to the voting or disposition of their shares of the Issuer's Common Stock, and Floyd D. Gottwald, Jr. does not serve in any capacity with the Issuer, they believe that separate filings are more appropriate.

Item 2(b)      Address of Principal Business Office or, if None, Residence:
               -----------------------------------------------------------

               330 South Fourth Street, Richmond, Virginia  23219

Item 2(c)      Citizenship:
               -----------

               U.S.

Item 2(d)      Title of Class of Securities:
               ----------------------------

               Common Stock

Item 2(e)      CUSIP Number:
               ------------

               297659-10-4

Item 3         If these statements are filed pursuant to Rules 13d-1(b) or
               -----------------------------------------------------------
               13d-2(b) or (c):
               ---------------

               Not applicable

Item 4         Ownership

               (a)   Amount Beneficially Owned*:        5,390,808 shares
                                                 -------------------------------
               (b)   Percent of Class:                  6.46%
                                       -----------------------------------------


                               Page 3 of 7 Pages

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             (c) Number of shares as to which such person has:


                 (i)   sole power to vote or to direct the vote - 4,769,823 (1)
                                                                ---------------

                 (ii)  shared power to vote or to direct the vote - 620,985(2)
                                                                   ------------

                 (iii) sole power to dispose of or to direct the

                       disposition of -                     4,769,823 (1)
                                        ---------------------------------------

                 (iv)  shared power to dispose of or to direct the

                       disposition of -                       620,985 (2)
                                          -------------------------------------

* This amount does not include an aggregate of 4,707,786 (5.64%) shares of Common Stock of the Issuer beneficially owned by the adult sons of Bruce C. Gottwald. Bruce C. Gottwald and his adult sons have no agreement with respect to the acquisition, retention, disposition or voting of the Issuer's Common Stock. The filing of this statement on Schedule 13G shall not be construed as an admission that for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Bruce C. Gottwald is the beneficial owners of 620,985 shares described in Items 4(c)(i) and (iii) or the shares described in Items 4(c)(ii) and (iv). See Item 6 below.

     (1) This amount includes 268,603 shares owned by a charitable foundation for which members of the Gottwald family serve as the sole directors. Bruce C. Gottwald disclaims any beneficial interest in any shares held in the foundation.

     (2) This amount does not include shares owned of record by Merrill Lynch Trust Company, as Trustee under the Issuer's savings plan (the "Plan") for its employees that are held for the benefit of employees. Shares held under the Plan are voted by the Trustee in accordance with instructions solicited from employees participating in the Plan. If a participating employee does not give the Trustee voting instructions, his shares are voted by the Trustee in accordance with

                               Page 4 of 7 Pages

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               management's recommendations to the shareholders. Because Bruce
               C. Gottwald is a director of the Issuer, his son, Thomas E. Gottwald, is the Chief Executive Officer and a director of the Issuer and members of the Gottwald family are the largest shareholders of the Issuer, they may be deemed to be control persons of the Issuer and to have the capacity to control any such recommendation of management.

Item 5         Ownership of Five Percent or Less of a Class:
               --------------------------------------------

               Not applicable

Item 6         Ownership of More than Five Percent on Behalf of Another Person:
               ---------------------------------------------------------------

               Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all 620,985 of the shares described in Items 4(c)(ii) and (iv). However, none of such persons' individual interest relates to more than five percent of the class of securities for which this statement on Schedule 13G is filed.

Item 7         Identification and Classification of the Subsidiary Which
               ---------------------------------------------------------
               Acquired the Security Being Reported on by the Parent
               -----------------------------------------------------
               Holding Company:
               ---------------

               Not Applicable

Item 8         Identification and Classification of Members of the Group:
               ---------------------------------------------------------

               Not Applicable

Item 9         Notice of Dissolution of Group:
               ------------------------------

               Not Applicable

Item 10        Certifications:
               --------------

               Not Applicable

                               Page 5 of 7 Pages

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                                    Signature
                                    ---------

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement on Schedule 13G is true, complete and correct.

     Dated: February 5, 2002

                                                /s/ Floyd D. Gottwald, Jr.
                                               -------------------------------
                                               Floyd D. Gottwald, Jr.

                                               /s/ Bruce C. Gottwald
                                               -------------------------------
                                               Bruce C. Gottwald

                                  EXHIBIT INDEX
                                  -------------

Exhibit 1 Agreement between Floyd D. Gottwald, Jr. and Bruce C. Gottwald with respect to the filing of this Amendment No. 23 to Schedule 13G.

                               Page 6 of 7 Pages

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                                                                       Exhibit 1
                                                                       ---------

         We, the undersigned, hereby express our agreement that the attached Amendment no. 23 to Schedule 13G is filed on behalf of each of the undersigned.

February 5, 2002                                  /s/ Floyd D. Gottwald, Jr.
                                                  ------------------------------
                                                   Floyd D. Gottwald, Jr.

                                                  /s/ Bruce C. Gottwald
                                                  ------------------------------
                                                   Bruce C. Gottwald


                               Page 7 of 7 Pages